Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MARCH 31, 2006	FOR THE TWELVE MONTHS ENDED MARCH 31, 2006
Earnings from continuing operations	$ 12,225	$ 185,628
Less: undistributed equity income (loss) from investees	(2,399)	78,912
Plus: income taxes	6,113	116,069
Earnings from continuing operations before income taxes	$ 20,737	$ 222,785
Fixed charges:		
Interest, long-term debt	$ 10,168	$ 35,215
Interest, other (including interest on short-term debt)	556	3,056
Amortization of debt expense, premium, net	452	2,224
Portion of rentals representative of an interest factor	83	285
Total fixed charges	$ 11,259	$ 40,780
Earnings from continuing operations before income taxes	$ 20,737	$ 222,785
Plus: total fixed charges from above	11,259	40,780
Plus: amortization of capitalized interest	102	407
Earnings from continuing operations before income taxes and fixed charges	$ 32,098	$ 263,972
Ratio of earnings to fixed charges	2.85 x	6.47 x
Total fixed charges from above	11,259	40,780
Preferred stock dividends	475	1,888
Total fixed charges and preferred stock dividends	11,734	42,668
Ratio of earnings to combined fixed charges and preferred stock dividends	2.74 x	6.19 x